SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         ) *

GREEN PLANET GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

393225107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 393225107

1	NAMES OF REPORTING PERSONS: ACE Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 98-0091805
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 9,955,500 (See Item 4)
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 9,955,500 (See Item 4)
	8	SHARED DISPOSITIVE POWER: (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.36% (See Item 4)
12	TYPE OF REPORTING PERSON (see instructions): CO

Item 1(a)	Name of Issuer:

Green Planet Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

14988 N. 78th Way

Suite 103

Scottsdale, Arizona 85260

Item 2(a).	Name of Person Filing:

This statement is filed by ACE Limited (“ACE”), on behalf of its insurance company subsidiary, ACE American Insurance Company (“ACE American”), with respect to shares of common stock, $0.001 par value (“Shares”) of the Issuer owned by ACE American.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of ACE’s principal business office is: Baerengasse 32, CH-8001 Zurich, Switzerland. The address of ACE American’s principal business office is 436 Walnut Street, Philadelphia PA, 19106.

Item 2(c).	Citizenship:

ACE is a company organized under the laws of Switzerland. ACE American is a Pennsylvania domestic stock insurance company.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

393225107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[x] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	[ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	[ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J); and

(k)	[ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

(a)	Amount beneficially owned: 9,955,500
(b)	Percent of Class: 5.36%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 9,955,500
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of : 9,955,500
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares of the issuer are held by ACE’s subsidiary, ACE American.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

ACE Limited

By:	/s/ Christopher J. Kearns
Its:	Assistant Secretary